                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA SHAREHOLDERS' MEETING HELD

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2011 FINANCIAL STATEMENTS APPROVED

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DIRECTORS LUCIA CALVOSA AND MASSIMO EGIDI CONFIRMED

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BOARD OF STATUTORY AUDITORS APPOINTED FOR THE THREE YEARS 2012-2014

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REPORT ON 2012 REMUNERATION POLICY APPROVED

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2012 LONG TERM INCENTIVE PLAN AND SERVICING CAPITAL INCREASE APPROVED

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AMENDMENTS APPROVED TO THE COMPANY BYLAWS ON GENDER DIVERSITY

Rozzano (MI), 15 May 2012

The shareholders of Telecom Italia met today in ordinary and extraordinary session, chaired by Franco Bernabè.

The Ordinary Shareholders' Meeting:

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approved the Telecom Italia S.p.A. 2011 financial statements, voting to fully cover the loss resulting from the goodwill write-down, and approved the distribution of a dividend of 4.3 euro cents per ordinary share and 5.4 euro cents per savings share, via the utilisation of 2010 retained earnings. The dividend shall be paid out from 24 May, 2012, ex-coupon on 21 May, 2012;

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approved section one of the remuneration report which sets out the company's policy, for FY 2012, on the remuneration of board members and management with strategic responsibilities;

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confirmed in their position as Directors Lucia Calvosa and Massimo Egidi, already co-opted by the Board on 4 August and 1 December 2011 respectively. The directors appointed by the Shareholders will, like the other board members, hold the position until the approval of the financial statements at 31 December 2013. The curricula vitae of the Directors are available on the Telecom Italia web site at www.telecomitalia.com/assemblea;

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re-elected the Statutory Board of Auditors who will hold the position until the approval of the financial statements at 31 December 2014. The following auditors were appointed on the basis of lists presented by the shareholders:

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from Telco S.p.A. list Gianluca Ponzellini, Salvatore Spiniello and Ferdinando Superti Furga;

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from the list presented by a group of asset management companies and international institutional investors Enrico Maria Bignami and Sabrina Bruno

Ugo Rock and Vittorio Mariani (from the Telco S.p.A. list);  Roberto Capone and Franco Patti (from the list presented by a group of asset management companies and international institutional investors) were appointed as alternate auditors.

The Meeting also determined the compensation for the Statutory Auditors and appointed as Chairman of the controlling body Enrico Maria Bignami. The curricula of the newly appointed auditors are available on the Telecom Italia web site at www.telecomitalia.com/assemblea.

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approved the 2012 Long Term Incentive Plan for top management and selected managers. The plan foresees premiums based on the fixed component of annual salary and subject to reaching predetermined performance targets over the period 2012-2014.

The Extraordinary Shareholders' Meeting:

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approved amendments to articles 9 and 17 of the Company Bylaws (“female quotas”) governing appointments to the Board of Directors and Statutory Board of Auditors to ensure greater balance between the sexes, as required by law;

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granted the Board of Directors powers to increase the share capital – to finance the Long Term Incentives Plan 2012 – for a maximum total amount of €15,000,000, part in cash and part without charge via the allocation of profits.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

ATTACHMENT TO THE PRESS RELEASE

In response to the request of Consob pursuant to Article 114, paragraph 5, of Leg. Dec. 58/1998 (Protocol no. 12038495 of 9 May 2012), we provide the following information.

Consob has requested information on the Kroll case, on relations with the Consultant Naji Nahas and on two areas of inquiry already covered in the Greenfield Project - Security and Prepaid Cards.

It is worth recalling that the decision to launch the Greenfield Project in 2010 was taken unilaterally by the Company. As regards the object of the review, it was decided at the time to restrict the field of inquiry to those areas in which evidence of acknowledged, clearly identifiable technical and legal issues had emerged from criminal investigations or internal controls.

The areas of inquiry identified by the Court investigations were Sparkle, Prepaid Cards with irregular account name and Security.

On 24 November 2011, the Company learned for the first time from newspaper reports that former Chairman of Telecom Italia Marco Tronchetti Provera was under investigation in relation to:

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data illicitly obtained in 2004 from Kroll in Brazil by members of the so called Tiger Team;

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certain agreements with the consultant Naji Nahas.

Just one week after the first reports of the issue came to light, on 1 December 2011 the Board of Directors of Telecom Italia

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faced with the news that Dott. Tronchetti Provera was under investigation in relation to events regarding the Company,

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in the same spirit of transparency that has distinguished the Company in relation to other questions that have attracted the attention of the judiciary, approved a special internal inquiry, to be carried out under the direction of the Chairman of the Internal Control and Corporate Governance Committee with the assistance of Deloitte Financial Advisory Services, into events under investigation which had not previously been examined during the Greenfield Project: i.e., relations with Naji Nahas and the presumed Kroll hacking. In 2010 neither question were under investigation, and as such were not included in the Security stream.

Deloitte has only recently concluded its work and shared its findings with the Internal Control and Corporate Governance Committee, which presented its considerations to the Board of Directors on 9 May 2012. The report summing up the conclusions of the internal inquiry was subsequently transmitted to Consob.

At this point the Company, during the period for the closure of the preliminary investigations, when it will be allowed to access the findings of the Public Prosecutor and properly consider any eventual defense, sought legal opinion on the outcome of the review from the law firm Davis Polk & Wardwell and Avvocato Santa Maria.

On the basis of these opinions and the information acquired, we will in due course make the necessary considerations, economic and non, and take appropriate steps, including eventual claims for damages against former directors, through the available channels. It would be untimely to anticipate here what these steps might be or quantify their expected or possible economic effects.

For the sake of completeness, we note that, on the basis of the information available to the Company concerning the seizures at our offices in February, the charges behind the investigations are criminal association, receiving “and other offences” (citing the documents received by the Company).

* * *

Turning to the Security case (trial currently being heard at the Milan Court of Assizes), the Supreme Court of Appeal, in its sentence of 20 September 2011, no. 1265/11, whose reasonings were only deposited at the beginning of May 2012, found that the decision of the Milan Preliminary Hearing Judge that the charges of improper appropriation initially laid by the Public Prosecutor were without foundation, was free of logical or juridical error.

Specifically the Court found that the verdict of the Preliminary Hearing Judge that the charges were unfounded was correct.

Essentially, Security did not act without the knowledge of the other corporate Functions or of the Top Management of first Pirelli and subsequently Telecom Italia (the same individuals).

Again faced with these circumstances, the Board of Directors on 9 May 2012 decided to present the former executive director Carlo Orazio Buora with an act interrupting the limitation period (due to expire on 3 December 2012), in preparation for a corporate responsibility lawsuit, to be included on the agenda at a special Shareholders’ Meeting, taking all necessary and appropriate measures to that end.

What is more, the Company has already applied to Pirelli for reimbursement of costs unduly borne in relation to the Security case, as announced to the Shareholders’ Meeting last year.

In formulating such application, we examined in detail all investigative activities billed to Telecom Italia by Worldwide Consultant Security Ltd, Security Research Advisory Ltd and Polis D’Istinto S.r.l., attributable to Emanuele Cipriani, a defendant in the trial pending with the Court of Assizes of Milan.

Among these investigative activities Telecom Italia identified those objectively ascribable to Pirelli, under the following criteria:

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files found in Cipriani's archives bearing the Pirelli “customer code,

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inquiries initially billed to Pirelli, later cancelled and re-billed to Telecom Italia when Pirelli became a major shareholder of Telecom Italia;

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inquiries commissioned by Pirelli personnel, as emerged during the trial.

The total amount paid for the activities thus identified is around €1.2 million, for which Telecom Italia has asked Pirelli for reimbursement.

Again regarding compensation for damages in connection with the Security case caused by activities unrelated to the Company's interest, we have taken the following additional measures:

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we applied to be included among the civil claimants against the defendants currently before the Milan Court of Assizes. This application was upheld. Telecom Italia therefore requested: (i) reimbursement of costs borne in the tax dispute for the years 2003 and 2004 of around €15.4 million, (ii) reimbursement of the €750,000 settlement paid to the public administrations involved in the trial, (iii) reimbursement of the sums paid to "dossiered" employees as a gesture of solidarity amounting to around €1.8 million, (iv) further damages (including to corporate image and commercial reputation) as determined by the judge.

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against Emanuele Cipriani, a defendant in the criminal proceedings, we obtained a preventive seizure of €2.6 million. The executive procedures are ongoing;

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following Deloitte's investigations within the Greenfield Project, the Company has requested a refund of a sum totalling around €5.5 million from certain former suppliers of the Security Office.

* * *

On another front, on 20 April 2012 the Public Prosecutor of Milan notified Riccardo Ruggiero, Luca Luciani, Massimo Castelli and Telecom Italia of the conclusion of its investigations.

As to the individuals, it is alleged, among other things, that, via prior agreement and in collusion with others, they obstructed the proper business of the authorities in the following manner:

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“in order to inflate Telecom Italia S.p.A.'s apparent market share in mobile telephony, they adopted a technical-accounting technique to artificially increase the number of customers. This involved ensuring that SIM cards which had either expired or were shortly due to expire and which were to be deactivated after thirteen months had elapsed from the last top-up, remained active by falsely accrediting a sum of one euro cent on each card”;

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they communicated the manipulated data to the Communications Protection Authority in order to alter the size of the company's customer base and market share;

These offences, it is alleged, were committed in the interest, and to the advantage of, Telecom, which in this way benefited from a “total of 5,130,000 falsely topped up cards” and an effective increase in the market share of 0.19% in 2006, 1.88% in 2007 and 1.64% in 2008.

It is worth noting that this phenomenon was picked up during the Greenfield Project and disclosed in the appendix to the corporate governance report for 2010.

According to the notice of the conclusion of investigations, between April 2006 and 31 March 2009 the suspects also communicated to AGCOM a total “1,042,447 cards not topped up in the twelve months following activation” and considered improperly activated, according to the Public Prosecutor, in the interest and to the advantage of Telecom Italia.

As regards the Company, the allegations pursuant to Legislative Decree 231/2001 consist in “not having adopted and effectively adopted organisational and management procedures designed to prevent offences of the type committed.” The notice of the conclusion of investigations makes no reference to any economic gain that Telecom Italia might have obtained from the alleged behaviour.

The Company has no knowledge of any inquires by the Communications Protection Authority in relation to the events under investigation.

We are currently examining the documentation received from the Public Prosecutor. Once this is complete and in the eventual continuation of criminal proceedings Telecom Italia will – either within the said proceedings or by civil action – take all appropriate steps to protect itself, in its position as injured party, including action for restitution of any sums paid to the defendants as incentives.

We should point out that, as a result of the Greenfield Project, Human Resources and Organization examined the question of the bonus paid to Luca Luciani for the number of SIM cards activated. Summing up:

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for 2005 no targets appear to be correlated to the number of mobile subscribers acquired

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for 2006 there was a goal (“Mobile Sales Performance”) which included the TIM market share, but in reality this was not reached;

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in 2007 for the “TIM SIM Portfolio” target (weight 10%) a bonus of €45,000 was improperly paid. In effect Luca Luciani voluntarily and spontaneously repaid the company this amount, recovered by deductions from the manager's subsequent salaries;

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for 2008 no sales targets were directly correlated to the increased number of SIM cards.

Beginning in 2009 Mr. Luciani was assigned targets as Diretor Presidente of TimPart with reference to performance in Brazil.

We would remind you that in the Greenfield Report Deloitte estimated the costs to the Company of the SIM cards with irregular account name as between €19.9 and 27 million. This estimate may be revised in the light of the outcome of the trial.

Meanwhile the Board of Directors on 9 May 2012 decided to present the former executive director Riccardo Ruggiero with an act interrupting the limitation period (due to expire on 3 December 2012), in preparation for a corporate responsibility lawsuit, to be included on the agenda at a special Shareholders’ Meeting, taking all necessary and appropriate measures to that end. For the moment no further measures have been considered against the recipients of the notice of conclusion of investigations.

Of the three defendants, all of whom were Telecom Italia employees at the time of the alleged offences, only Mr. Luciani still held office at the date of notification, and in particular on 20 April 2012 held the position of Chief Executive Officer of TIM Brasil.

Mr Luciani has subsequently resigned, giving up all the positions he held within companies of the Group.

On his transfer to Brazil in 2008 a severance payout of €2.9 million was agreed in the event of termination of the employment contract. This clause came into effect in the specific case. Moreover, it was decided to stipulate a non competition agreement covering the whole of South America, for which he received a payment of €1.5 million for 2013.

On handing in his resignation Mr. Luciani forfeited his rights to any stock options for TIM Partecipações S.A., described in the financial statements (apart from options relating to 2011 performance). No further benefits are foreseen following his leaving the position of CEO of TIM Brasil.

The Company has made no surety or indemnity undertakings with regard to Mr. Luciani's responsibilities.

However, such an undertaking was made when Mr. Ruggiero left the Company (employee and, at the time, Managing Director of the Company). In particular the settlement agreement by which his employment was terminated, signed by the pro tempore Executive Vice President, Carlo Orazio Buora, holds harmless Mr. Ruggiero from any liability in relation to his activities as executive of Telecom Italia and contains the undertaking to extend the protection foreseen by collective employment agreements for industrial company executives in relation to positions held. There has been no waiver of corporate responsibility by the Company, in conformity with the law.

No similar undertakings have been taken for other directors, also who have left the Company.

* * *

With regard to prepaid cards, under investigation by the Public Prosecutor of Milan, Consob also requested information for Brazil (where Telecom Italia controls the TIM Brasil group) and Argentina (where Telecom Italia controls the Telecom Argentina group),

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on internal audits or any further measures taken or foreseen to verify the existence of such phenomena in the two Latin American countries

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on incentive mechanisms linked to the management of prepaid services.

As regards the audits, it should be made clear that local regulations on the registration, and above all identification, of customers are different from those in Italy.

That said, in Brazil (where TIM Brasil is historically a mobile only operator) management of prepaid cards was the subject of specific focus during the 2009-2011 audit programme, which already examined the registration and cessation on expiry of SIM cards. Right now two audits are ongoing concerning statistical accounting methods, the monitoring of subscriptions and the management and control of multiple subscriptions. However, in order to give effective continuity to the internal control process, at least two annual audits are scheduled, to be conducted by mixed Italo-Brazilian teams.

The audits carried out within the programme revealed opportunities for improvement in the controls and processes and resulted in a major update to internal procedures, formalised in March 2012.

Furthermore, Tim Brasil has just concluded an internal limited review of internal controls over financial reporting, in view of the 2011 20-F filings for both Tim Participações and Telecom Italia, filed yesterday. No significant new findings emerged from the review regarding the process of registration/cancellation of prepaid SIM cards.

In Argentina the criteria for the management of sales of SIM cards and the current monitoring and control procedures were found during tests on the internal control system to be adequate in presenting an accurate picture of the economic/financial position of Telecom Argentina.

At Telecom Argentina incentives do not involve the activation of prepaid lines or market share, but are instead based on net annual revenue share and the activation of high value agreements.

In Brazil in 2011 the MBO system assigned targets for all incentive recipients (excluding the CEO, Top Management and managers of the fixed network) for the activation of post-paid lines and mobile market share. Among the targets assigned to sales were Gross Pre-paid Adds and Gross Post-paid Adds, distinguished by region and channel. Moreover, the prepaid target was subject to reaching a percentage of lines with second top-up card. Among the targets assigned to marketing were customer base, distinguished by business or prepaid.

ATTACHMENT TO THE PRESS RELEASE

Statutory Auditors Report to the Shareholders' Meeting of Telecom Italia S.p.A. in response to Consob's request for information pursuant to Article 114, paragraph 5, of Leg. Dec. 58/1998

Mssrs Shareholders,

with the communication of 9 May 2012, protocol 12038495, Consob – among other things – invited the Board of Statutory Auditors of Telecom Italia S.p.A. to provide the Shareholders' Meeting with certain details and information regarding the “Security” and “Prepaid Cards” affairs.

Here below are the responses of the Statutory Auditors to the Commission's requests, taking into account the statements made to the Shareholders by the Chairman of the Board in response to the same Consob request.

Security

Subsequent to the filing of the report pursuant to article 153 of Legislative Decree 58/98 concerning FY 2011, the reasonings behind the Supreme Court of Appeal sentence no. 1265/11 of 20 September 2011 were deposited, which sentence rejected any appeals against the decision of the Preliminary Hearing Judge of Milan, who found that the charges of improper appropriation initially laid by the Public Prosecutor were without foundation.

In the light of such reasoning, Consob has asked the Statutory Board of Auditors for its observations regarding any actions for liability and the interruption of the relative limitation periods, and equally with regard to the complaint brought by one of the shareholders on 14 December 2011 denouncing a violation pursuant to article 2408 of the Civil Code, regarding "costs for unlawful espionage activities initially paid by Pirelli in 2003 […] and subsequently charged to Telecom Italia".

As a preliminary point, the Board of Statutory Auditors notes that the Supreme Court of Appeal sentence contains an acknowledgement that the espionage activities by Security, while unlawful, were carried out also in the interests of the Company.

The Board of Statutory Auditors notes that, taking into account the decision of the Supreme Court, the Telecom Italia Board of Directors on 9 May 2012 "decided to serve writ on the former executive director Carlo Orazio Buora interrupting the limitation period (due to expire on 3 December 2012), in preparation for an action for corporate liability, to be placed on the agenda at a special Shareholders’ Meeting, taking all necessary and appropriate measures to that end”.

The Auditors concur with the Board of Directors' decision to interrupt the period of limitation for the former executive Director Carlo Orazio Buora and will carefully monitor any measures that the Company might take in this regard, also bearing in mind the Statutory Auditors' independent powers to take action for liability against the directors.

The Board of Statutory Auditors will also monitor the evolution of the ongoing criminal proceedings against former Chairman M. Tronchetti Provera and any eventual measures taken by the Company.

Finally, noting that from the Supreme Court of Appeal sentence there emerge no new elements on the question of "costs for unlawful espionage activities" under the aforementioned denunciation pursuant to article 2408, the Board of Statutory Auditors confirms the remarks included in its Report on the Financial Statements as of 31 December 2011, published on 12 April 2012.

The lack of new elements also regards the quantification of the amounts claimed by the Company from Pirelli in relation to operations attributable exclusively to the latter, billed to and paid by Telecom Italia, regarding which Consob has asked the Statutory Board of Auditors for further opinion.

On this question, the Auditors further examined and verified – to the extent necessary  – the methods and criteria used to calculate the sum of around €1.2 million claimed from Pirelli, reported by the Company to today's Shareholders' Meeting, bearing in mind the sentence of the Preliminary Hearing Judge of Milan and the findings of the “Greenfield Project”.  After repeated investigations we can confirm that there is no basis to the statement contained in the article 2408 denunciation brought by a shareholder on 14 December 2011, that the total value of operations to the benefit of Pirelli, though paid by Telecom Italia, comes to around €40 million.

The Chairman of the Company in his report to today's Meeting also furnished clarification regarding further claims by the Company against third parties for damages caused by activities outside the Company's interests.

In particular the Meeting was informed that the Company

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has been admitted as civil claimant against the defendants in the trial currently being heard by the Court of Assizes of Milan for reimbursement of damages suffered as a consequence of unlawful conduct by the said defendants;

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has obtained from the Court of Assizes (and begun procedures for the execution of) a court order for preventive seizure of €2.6 million from Emanuele Cipriani, defendant in the same trial pending with the same Court;

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has requested payment of a total amount of around €5.5 million from certain former suppliers of the Security Office, following investigations carried out by Deloitte within the remit of the Greenfield Project.

The Board of Statutory Auditors reiterates that it will continue to carefully monitor any action the Company might take (and any others that it might advise the Company to take) to remedy the damages caused by activities outside the Company's interests.

Prepaid cards

Consob has asked the Statutory Auditors to express its view on the Notices of Conclusion of Investigations received from the Public Prosecutor of Milan on 21 March 2012 and 20 April 2012.

Regarding the first of the two notices, informing the company that it is under investigation by the Public Prosecutor of Milan pursuant to Legislative Decree 231/2001 for the offences of receiving (article 648 of the Criminal Code) and counterfeit (article 491-bis of the Criminal Code) allegedly committed by fourteen Telecom Italia employees from the so called “ethnic channel” in collusion with certain dealers, the Board of Statutory Auditors had already carried out its own inquiries and found (i) that the employees involved in the affair, none of which holding managerial positions, were promptly suspended by the Company as soon as the investigations came to light, (ii) that the aspects relevant to the internal control system, which emerge from the notice of conclusion of investigations, had already been deal with, referring essentially to the question of the irregular registration of the SIM cards, which the Board of Statutory Auditors has already addressed in its report pursuant to article 153 TUF for FY 2011. The Board of Statutory Auditors will monitor with attention any developments in the situation, the emergence of any further significant problems and any action taken by the company against those responsible.

Regarding the notice of conclusion of preliminary investigations served on 20 April 2012, involving Riccardo Ruggiero, Managing Director of the Company at the time of the alleged offences, two managers Massimo Castelli and Luca Luciani (only the latter being still in office at the date of the notice) and Telecom Italia pursuant to Legislative Decree no. 231/2001 – whose content was presented to the Shareholders’ Meeting by the Chairman of the Board – the Board of Statutory Auditors in relation to the measures taken so far by the Company:

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concurs with the Board of Directors' decision of 9 May 2012 "to serve writ on the former Executive Director Riccardo Ruggiero to interrupt the limitation period (due to expire on 3 December 2012), in preparation for an action for corporate liability, to be placed on the agenda at a special Shareholders’ Meeting, taking all necessary and appropriate measures to that end” and will monitor any action taken on this matter, bearing in mind the independent powers of the Statutory Board of Auditors to bring action for liability against the directors;

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has taken note of the resignation of Luca Luciani, and his surrender of any positions held within the Group, including that of Chief Executive Officer of TIM Brasil, on the terms described by the Chairman of the Board of Directors of the Company, and considers the discontinuation of relations with the same a necessary measure in order to maintain an adequate “situation of control” within the Group. The Statutory Board of Auditors has also taken note that the Company has made no undertakings of hold harmless or of indemnity with regard to Mr. Luciani's responsibilities.

The Board of Statutory Auditors will monitor any action taken by the Company to protect its interests, including the evaluation of any action for restitution of the sums paid – and not as yet refunded – as incentives.

As regards measures taken by the Company to verify whether similar phenomena might occur at its subsidiaries in Brazil and Argentina, the Auditors:

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regarding TIM Brasil Group

1.

have monitored the internal audit of the process to correct the weaknesses in controls and procedures in the management of prepaid SIM cards, the subsequent update to internal procedures formalised in March 2012, and will continue to oversee its implementation and the outcome of ongoing audits and

2.

have taken note of the internal limited review of internal controls over financial reporting conducted in view of the 2011 20-F filings for Tim Partecipações and Telecom Italia, which produced no significant findings, including on the process of registration/cancellation of prepaid SIM cards;

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regarding Telecom Argentina, noted the report by the Chairman of the Board of Directors of the Company who stated that “the criteria for the management of sales of SIM cards and the current monitoring and control procedures were found during tests on the internal control system to be adequate in presenting an accurate picture of the economic/financial position of Telecom Argentina”

The Statutory Board of Auditors has no further observations to make at this time, while reserving the right to carry out any additional investigations as it sees fit.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 15th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager